NEWS RELEASE

November 20, 2018

Nevsun Announces Completion of Chinese and Canadian Regulatory Conditions for Zijin Offer

Vancouver, BC – Nevsun Resources Ltd. (TSX:NSU) (NYSE AMERICAN: NSU) (“Nevsun” or the “Company”) today announced that it has been advised by Zijin Mining Group Co. Ltd. (SH:601899, SEHK:2899) (“Zijin”) that Zijin has completed the Chinese State Administration of Foreign Exchange (“SAFE”) registration and received the Canadian Investment Canada Act (“ICA”) approval for Zijin’s proposed friendly takeover bid of Nevsun (the “Offer”).

The SAFE registration is the final Chinese regulatory condition and ICA is the final Canadian regulatory condition to the Offer. Both conditions have now been met.

The transaction remains subject to customary closing conditions. The Offer is not subject to any financing conditions.  Nevsun will continue to work with Zijin to complete the transaction as scheduled.

As previously disclosed, the Offer is all cash consideration of C$6.00 per Nevsun share. The Nevsun and Zijin circulars are available under Nevsun's profile on SEDAR at www.sedar.com, with the United States Securities and Exchange Commission at www.sec.gov, and on Nevsun's website at www.nevsun.com. Nevsun's Board of Directors continues to recommend that Nevsun shareholders ACCEPT the Zijin Offer by tendering their shares as noted in the Zijin circular.

Advisors

Counsel for Nevsun’s Special Committee is Borden Ladner Gervais LLP, and itsindependent financial advisor is Citi. Counsel for the Company is Blake, Cassels & Graydon LLP and U.S. counsel is Gibson, Dunn & Crutcher LLP. The Company’s financial advisor is BMO Capital Markets.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60.4% owner of the Timok Lower Zone in Serbia. The Timok Lower Zone is a joint venture with Freeport-McMoRan Exploration Corporation ("Freeport") which currently owns 39.6% and upon completion of any feasibility study (on the Upper or Lower Zone), Nevsun Resources Ltd. will own 46% and Freeport will own 54%. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea.

About Zijin Mining Group Co. Ltd.

Formed in 1993, Zijin Mining Group Co. Ltd. is based in Fujian, China and is a leading global mining company specializing in gold, copper, zinc and other mineral resource exploration and development. It manages an extensive portfolio, primarily consisting of gold, copper, zinc, and other metals through investments in China and overseas across nine countries. Listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, Zijin has a market capitalization of approximately US$10 billion.

Forward Looking Statements

The above contains certain statements that are deemed forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future, including but not limited to statements and information about the Offer to purchase all of the shares of Nevsun and the terms and conditions of the Offer including Zijin securing financing, transaction conditions being satisfied and estimated timing for completion of a transaction with Zijin, the business, prospects and future activities of, and developments related to the Company, goals, strategies, future growth and other events or conditions that may occur in the future, and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks more fully described in the Company’s Annual Information Form for the fiscal year ended December 31,

2017 (the “AIF”) and the Company’s management discussion and analysis for the fiscal year ended December 31, 2017 (the “MD&A”), which are incorporated herein by reference. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law. For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our AIF and MD&A, which are available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD.

“Peter Kukielski”

Peter Kukielski
President & Chief Executive Officer

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Laurel Hill Advisory Group

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NSU 18-31.doc

FOR FURTHER INFORMATION: David Jan Investor Relations Telephone: 604-623-4700 Toll Free: 1-888-600-2200 Email: IR@Nevsun.com Website: www.nevsun.com